26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	Steve Lin To Call Writer Directly +86 1057379315 steve.lin@kirkland.com

August 14, 2023

CONFIDENTIAL

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Amy Geddes

Lyn Shenk

Kate Beukenkamp

Lilyanna Peyser

Re:	MoneyHero Limited (CIK 0001974044) Responses to the Staff’s Comments on Amendment No. 1 to Draft Registration Statement on Form F-4 Confidentially Submitted July 14, 2023

Dear Ladies and Gentlemen:

On behalf of our client, MoneyHero Limited (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter, dated August 3, 2023, on the Company’s draft registration statement on Form F-4 confidentially submitted on July 14, 2023. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) via EDGAR with the Commission for confidential review. For ease of your review, we have set forth below each of the numbered comments and the Company’s proposed responses thereto. Certain terms are used herein as defined in the Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-4 submitted July 14, 2023

Questions and Answers About the Proposals

Q. What interests do Bridgetown’s Sponsors, directors, officers and certain advisors have in the Business Combination?, page 26

PARTNERS: Pierre-Luc Arsenault3 | Joseph R. Casey9 | Manas Chandrashekar5 | Lai Yi Chau | Michelle Cheh6 | Yik Chin Choi | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Jesse D. Sheley# | Yusang Shen | Peng Yu3 | Jacqueline B.N. Zheng3,5 | Yu Zheng3

REGISTERED FOREIGN LAWYERS: Gautam Agarwal5 | Ju Huang3 | Ding Jin3 | Ming Kong3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Min Lu3 | Bo Peng8 | Shinong Wang3 | Jodi K. Wu9 | David Zhang3 | Xiang Zhou3 | Ling Zhu3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin        Bay Area        Beijing        Boston        Brussels        Chicago         Dallas        Houston        London        Los Angeles        Miami        Munich        New York        Paris        Salt Lake City        Shanghai        Washington, D.C.

Division of Corporation Finance

Office of Trade & Services

August 14, 2023

1.

We note your response to comment 8 and reissue in part. Please quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk in relation to completion of the business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. In this regard, we note a number of the bullets and listed interests lack quantification. Additionally, it appears that certain officers and directors indirectly own securities and interests in the target companies. Please quantify such securities and interests based upon the terms of the proposed business combination and the assigned value being used in the various mergers.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 26 to 34, 62 to 70, 130 to 142 and 236 to 244 of the Revised Draft Registration Statement in response to the Staff’s comment.

Risks Factors

Risks Related to PubCo and Its Securities

PubCo may redeem your unexpired PubCo Public Warrants prior to their exercise at a time that is disadvantageous to you..., page 145

2.

We note your response to comment 21, including revisions to your risk factor titled “PubCo may redeem your unexpired PubCo Public Warrants prior to their exercise at a time that is disadvantageous to you...” to provide disclosure regarding the steps you will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. Please provide a cross-reference to this risk factor in your Question and Answer and Summary of the Proxy Statement/Prospectus sections which were revised in response to comment 21.

In response to the Staff’s comment, the Company has revised the disclosure on pages 28, 63, 64, 132, 135 and 238 of the Revised Draft Registration Statement.

Material Tax Considerations, page 231

3.

We note your response to comment 30 and reissue in part. Please refer to the Effects of the Initial Merger to U.S. Holders section. Please provide a tax opinion covering the material federal tax consequences of the transaction to the holders of Bridgetown’s securities and revise your disclosure accordingly to tailor it to address the material federal tax consequences of the transaction to those public investors. Please refer to Item 601(b)(8) of Regulation S-K and Items 4(a)(6) and 21(a) of Form F-4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19. Additionally, we note the disclosure under the referenced section and the opinion to be delivered by Skadden, Arps, Slate, Meagher & Flom LLP which will be filed as Exhibit 8.1 does not appear to address the above referenced form requirement to address the material federal tax consequences of the transaction to the public investors. In this regard, we note that it is focused on the initial merger qualifying as an F Reorganization from a high level. Item 601(b)(8) of Regulation S-K is focused on the tax consequences to investors and representations related to those tax consequences. Please revise this section accordingly.

Division of Corporation Finance

Office of Trade & Services

August 14, 2023

In response to the Staff’s comment, the Company has revised the disclosure on page 250 of the Revised Draft Registration Statement and filed the opinion of Skadden, Arps, Slate, Meagher & Flom LLP as Exhibit 8.1 to the Revised Draft Registration Statement.

Information Related to the MoneyHero Group

Intellectual Property, page 300

4.

We note your response to comment 38, including that, in terms of revenue contribution, your most material intellectual property and proprietary rights are held in Singapore, Hong Kong and Taiwan. Please revise your disclosure to provide additional detail regarding this intellectual property and proprietary rights, including the remaining term of protection or date of expiration and discuss the risk that the inability to protect your material intellectual property and proprietary rights may negatively impact your business or results of operations. Further, discuss whether you face risk in the inability to protect this property and rights and challenges these you may face enforcing your rights in these jurisdictions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 114 and 318 of the Revised Draft Registration Statement.

Item 21. Exhibits and Financial Statement Schedules

Exhibit 5.1, page II-1

5.

We note your response to comment 41 and reissue in part. We note that the Cayman Islands law opinion filed as Exhibit 5.1 assumes that the “Warrant Documents will be legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York and all other relevant laws (other than the laws of the Cayman Islands).” We also note that the Form of PubCo Class A Warrant Agreement filed as Exhibit 10.19 is governed by New York law. Please file a New York law opinion to cover the binding obligation opinion applicable to the PubCo Class A Warrants. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19. Additionally, please tell us whether an opinion regarding the warrants needs to be given under Hong Kong Law, given that the CGCL Class A Supplemental Deed and the CGCL Class C Supplemental Deeds are governed by Hong Kong law. In this regard, we note that the Cayman Islands law opinion doesn’t appear to appropriately cover the PubCo Class C-1 Warrants or PubCo Class C-2 Warrants. Please advise, revise the exhibit index, and file all local counsel opinions required to cover the various binding obligation opinions related to the various warrants and the jurisdictions governing the applicable warrant agreements.

In response to the Staff’s comment, the Company has revised page 415, the exhibit index and Exhibit 5.1 to the Revised Draft Registration Statement as to the validity of PubCo Class A Ordinary Shares, PubCo Class A Warrants, PubCo Class C-1 Warrants and PubCo Class C-2 Warrants and has included (i) a Hong Kong law opinion of Kirkland & Ellis as to the validity of PubCo Class A Warrants, PubCo Class C-1 Warrants and PubCo Class C-2 Warrants as Exhibit 5.2 to the

Division of Corporation Finance

Office of Trade & Services

August 14, 2023

Revised Draft Registration Statement and (ii) a New York law opinion of Kirkland & Ellis as to the validity of PubCo Warrants issuable to holders of Bridgetown Warrants outstanding immediately prior to the Initial Merger Effective Time and the validity of the PubCo Class A Warrants as Exhibit 5.3 to the Revised Draft Registration Statement. The Company respectfully submits to the Staff that it believes that the revised Exhibit 5.1 and Exhibits 5.2 and 5.3, when taken together, adequately cover the validity of PubCo Warrants.

*                *                 *

We would welcome the opportunity to discuss the responses with you. If you have any questions or comments, please contact Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell).

Thank you for your time and attention.

Sincerely,

/s/ Steve Lin
Steve Lin

cc:	Prashant Aggarwal, Chief Executive Officer and Director, MoneyHero Limited

Shaun Kraft, Chief Financial Officer and Chief Operating Officer, MoneyHero Limited

Kenneth Chan, Director, MoneyHero Limited

Derek Fong, Director, MoneyHero Limited

Joey Chau, Partner, Kirkland & Ellis

Jesse Sheley, Partner, Kirkland & Ellis

Joseph Raymond Casey, Partner, Kirkland & Ellis

Jonathan B. Stone, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Rajeev P. Duggal, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Ee Sin Tan, Partner, Ernst & Young